wnc

October 28, 2020

Reg. #15-002

SEC Headquarters
Office of Filings and Information Systems
100 F Street
Washington, DC 20549
(202) 551-6551

RE: WNC Capital Corporation (CRD # 36174); 2020 Annual Audited Financials

Dear SEC compliance staff member:

Pursuant to your filing requirements of registered broker/dealers, please find enclosed an audited financial statement for WNC Capital Corporation for fiscal year ending August 31, 2020.

Should you have any questions, please contact me at 949-236-8171.

Sincerely,
WNC CAPITAL CORPORATION

Melanie Wenk

Melanie Wenk
Financial Operations Principal
WNC Capital Corporation

Enclosure

SS:dm

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Financial Statements
(With Supplementary Information) and Report of Independent Registered Public Accounting Firm

August 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/19 (MM/DD/YY) AND ENDING 08/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 Sky Park Circle
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melanie Wenk (949) 236-8171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn Reznick LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Ave., Suite 400E	Bethesda	MD	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wilfred N. Cooper, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC CAPITAL CORPORATION, as of August 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 21 day of October, 2020, by Wilfred N. Cooper, Jr. ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ABIGAIL LANDAVERDE
Notary Public - California
Orange County
Commission # 2292876
My Comm. Expires Jun 13, 2023

(Seal) Signature ______________________

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Opinion

Facing page

Report of Independent Registered Public Accounting Firm

To the Board of Directors
WNC Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as WNC Capital Corporation's auditor since 2014.

Bethesda, Maryland
October 27, 2020

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Financial Condition
August 31, 2020

Assets

Cash	$2,270,796
Due from parent	3,700,000
Due from affiliates	25,000
Total assets	$5,998,596

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 4,421
Due to parent	41,689
Total liabilities	46,110
Stockholder's Equity	
Common stock; no par value; 100,000 shares authorized;	
1,400 shares issued and outstanding	25,500
Additional paid-in capital	2,564,610
Retained earnings	3,362,376
Total stockholder's equity	5,952,486
Total liabilities and stockholder's equity	$5,998,596

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Operations
Year Ended August 31, 2020

Revenues	
Commissions	$1,634,045
Organization fees	243,000
Interest income	7,844
Total revenues	1,884,889
Expenses	
Commissions	1,634,045
Compensation and benefits	296,516
Licenses, fees, accounting and other	89,568
Total operating expenses	2,020,129
Loss before income tax provision	(135,240)
Income tax provision	-
Net Loss	$(135,240)

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended August 31, 2020

	Common Stock				
	Shares	Amount	Additional paid-in capital	Retained earnings	Total Stockholder's Equity
Balance, August 31, 2019	1,400	$25,500	$2,229,366	$3,497,616	$5,752,482
Contributed services	-	-	335,244	-	335,244
Net loss	-	-	-	(135,240)	(135,240)
Balance, August 31, 2020	1,400	$25,500	$2,564,610	$3,362,376	$5,952,486

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Cash Flows
Year Ended August 31, 2020

Cash Flows from Operating Activities:	
Net loss	$(135,240)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Contributed services	335,244
Changes in operating assets and liabilities:	
Decrease in due from affiliates	55,944
Increase in other assets	(505)
Increase in accounts payable	3,666
Decrease in accrued commissions	(80,944)
Increase in due to parent	2,168
Net cash provided by operating activities	180,333
Net increase in cash	180,333
Cash, Beginning of Year	2,090,463
Cash, End of Year	$2,270,796

See Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies General

Organization

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC", or "Parent"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of August 31, 2020.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The guidance is effective for reporting periods beginning after December 15, 2017.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") using the modified retrospective transition method. In exchange for providing placement services of investors in our syndicated funds and assisting with the organizational aspects of the syndicated funds, the Company is entitled to organizational fees and investment advisory fees, which are earned upon the sale of limited partnership interests in investment partnerships managed and syndicated by WNC (see Note 2). Fees that are collectible pursuant to the terms of the partnership agreements, and which have not been earned as fee income, are deferred. The Company and WNC have a fee sharing arrangement for organizational fees, whereby WNC allocates 40% of the total organizational fees earned for each partnership to the Company, not to exceed $75,000. The Company has determined that the adoption of ASC 606 did not result in a change to

the accounting for its commission revenue and organizational fees and as such, no cumulative effect adjustment was recorded.

Income Taxes

Under the asset and liability method of ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly-owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 1.5% effective income tax rate applied to income or loss before income taxes and after adjustments for permanent items.

The Company's federal tax returns, which are filed as part of the consolidated WNC & Associates, Inc. returns, remain subject to examination for 2017 and subsequent years. The Company also generally remains subject to the examination of various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, the Company has examined the likelihood that tax positions would be challenged in an audit conducted by the taxing authorities. The Company believes that it is more likely than not that its tax positions would withstand audit, and as a result, has not recorded a liability for taxes, interest or penalties that result from uncertain tax positions. The Company has no unrecognized tax benefits as of August 31, 2020.

The Company recognizes interest and penalties associated with tax matters, as applicable, as part of other expenses and includes accrued interest and penalties in due to parent, in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended August 31, 2020.

Note 2 - Related Party Transactions

Due from parent represents funds advanced to WNC as of August 31, 2020 for use in their operations. Such amounts are noninterest-bearing, due upon demand and are generally repaid from the affiliates' cash flows and operating reserves in subsequent months. If management determines that an amount due from an affiliate is not recoverable, the amount is reserved for in that period.

WNC and the Company have a cost sharing arrangement for compensation and benefits, administrative services, office space and equipment. Under the arrangement, WNC incurs the services/costs and contributes them to the Company. For the year ended August 31, 2020, the Company incurred $335,244 in such services/costs and has reflected these amounts in the accompanying financial statements as a charge to operations in the statement of operations and as a contribution of capital in the statement of changes in stockholder's equity. The Company is significantly reliant on the operating services

provided by WNC. Were the Company to hire its own employees and/or procure the services from a third party, the services/costs may be materially different than those currently incurred under the cost sharing arrangement.

All commissions and organization fees earned during the year ended August 31, 2020 were generated from services provided to WNC affiliates. At August 31, 2020, $25,000 of organization fees remains payable to the Company and is included in due from affiliates.

Due to parent represents money advanced from WNC for purposes of paying operating expenses of the Company that are not intended to be treated as contributed services.

During the year ended August 31, 2020, $2,168 was paid for by WNC on behalf of the Company and included in due to parent.

Note 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2020, the Company had net capital of $2,224,686, which was $2,219,686 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.0207 to 1 at August 31, 2020.

Note 4 - Risk and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Concentration of Credit Risk

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses to date related to these balances.

COVID-19

In early 2020, an outbreak of a novel strain of coronavirus ("COVID-19") emerged globally. As a result, events have occurred domestically in the United States and globally, including

mandates from federal, state and local authorities, leading to an overall decline in economic activity. The ultimate impact of COVID-19 on the Company's operations cannot be reasonably estimated at this time.

Note 5 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through October 27, 2020 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Supplementary Information

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
August 31, 2020

COMPUTATION OF NET CAPITAL

Line	
1.Total ownership equity from statement of financial condition	$5,952,486
5. Total capital and allowable subordinated liabilities	$5,952,486
6. Deduction: Non-allowable assets	$3,727,800
10. Net capital	$2,224,686
11. Minimum net capital required (6 2/3% of aggregated indebtedness)	$3,074
12. Minimum dollar net capital requirement of reporting broker or dealer	$5,000
13. Net capital requirement	$5,000
14. Excess net capital	$2,219,686
15. Net capital less greater of 10% of line 19 or 120% of line 12	$2,218,686

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$46,110
20. Percentage of aggregate indebtedness to net capital	2.07%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 (FOCUS Filing) as of August 31, 2020.

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission August 31, 2020

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
August 31, 2020

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
WNC Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by WNC Capital Corporation (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended August 31, 2020, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2020 with the amounts reported in Form SIPC-7 for the year ended August 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Bethesda, Maryland
October 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended AUGUST 31, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-47101 FINRA AUG 07/20/1994
WNC CAPITAL CORPORATION
17782 SKY PARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MELANIE WENK 949-236-8171

WORKING COPY

2. A. General Assessment (item 2e from page 2) $376

B. Less payment made with SIPC-6 filed (**exclude interest**) (35)
6/29/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 341

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $341

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $341

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16th day of OCTOBER, 20 20.

FINOP - CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 09/01/2019 and ending 08/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,884,889
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,634,045
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,634,045
2d. SIPC Net Operating Revenues	$250,844
2e. General Assessment @ .0015	$376
	(to page 1, line 2.A.)

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors
WNC Capital Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) WNC Capital Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Bethesda, Maryland
October 27, 2020

wnc Capital Corp.

WNC Capital Corporation's Exemption Report

WNC Capital Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

WNC Capital Corporation

I, Wilfred N. Cooper, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: October 27, 2020

949.428..4989 714.708.8498 F
17782 Sky Park Circle, Irvine, California 92614